Exhibit 99.1

Leju Announces CFO Change

BEIJING, Feb. 19, 2023 /PRNewswire/ — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced that Mr. Li-Lan Cheng, the acting chief financial officer of Leju, tendered his resignation to Leju’s board of directors. Leju learnt with profound sadness that Mr. Liang Zhou, the chief financial officer of E-House (China) Enterprise Holdings Limited, Leju’s parent company (SEHK: 2048) (“E-House”), passed away on February 16 after a prolonged illness. The board of directors of E-House has appointed Mr. Cheng as its chief financial officer, effective February 19.

The board of directors of Leju has confirmed the resignation of Mr. Cheng and appointed Ms. Li Yuan as the chief financial officer of Leju, effective February 19. Ms. Li Yuan has served as Leju’s deputy chief financial officer since June 2017. Prior to that, she had been the head of investor relations of E-House (China) Holdings Limited, E-House’s and Leju’s affiliate company, since November 2008. Ms. Yuan received her master’s degree in business administration from Johnson & Wales University.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Leju does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 8474-1287

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com